Digerati Technologies, Inc.

8023 Vantage Drive, Suite 660

San Antonio, TX 78230

October 7, 2022

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Digerati Technologies, Inc
Registration Statement on Form S-1
File No. 333-258733

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Digerati Technologies, Inc., a Nevada corporation (the “Company”) hereby respectfully applies for the withdrawal of the Company’s registration statement on Form S-1 (File No. 333-258733), together with all exhibits and amendments thereto, which was initially filed with the Securities and Exchange Commission (the “Commission”) on August 11, 2021 (the “Registration Statement”).

The Company requests the withdrawal of the Registration Statement because it has determined not to pursue the contemplated offering at this time. The Registration Statement has not been declared effective by the Commission, and the Company confirms that no securities were sold in connection with the offering described in the Registration Statement.

Accordingly, the Company hereby respectfully requests that the withdrawal of the Registration Statement be effective as of the date hereof or the earliest practicable date hereafter. The Company also requests, in accordance with Rule 457(p) promulgated under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use to the Company’s account.

Very Truly Yours,

Digerati Technologies, Inc.

/s/ Antonio Estrada Jr.
Antonio Estrada Jr.
Chief Financial Officer